

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2020

Giovanna Cipriano
Senior Vice President and Chief Accounting Officer
Foot Locker, Inc.
330 West 34th Street
New York, NY 10001

   Re: Foot Locker, Inc.
     Form 10-Q for the Period Ended November 2, 2019
     Filed December 11, 2019
     File No. 001-10299

Dear Ms. Cipriano:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services